Exhibit 99.2

February 11, 2020

Dear shareholders,
2019 has been an eventful year, both for us as a company and for the online travel industry. We would like to use this opportunity to provide our perspective on the past year and give you our strategic and financial outlook for trivago.
Industry outlook
Our industry has historically benefited from a strong migration of travel from offline to online. As our industry gradually consolidated, the leading players focused primarily on growth, resulting in significant increases in users and revenue. However, in the past few years the industry dynamic has changed as growth has slowed, and large players have focused more on their profitability. At the same time, competition has increased.
Google has invested into its own hotel metasearch product, trying to capture more of the value in the industry and grow its profit base. The large online travel agencies (OTAs), such as Booking Holdings and Expedia Group, have moderated their performance marketing spend and put more focus on branded advertisement and direct traffic acquisition. More recently, new players, such as AirBnB and Trip.com, have increased their activities across Western markets, which has further intensified competition.
trivago and other metasearch players have been negatively impacted by the slowdown in industry growth, growing competition, and the reduced spend of their large OTA advertisers. We believe that the slowed industry growth has led to a lower share of first-time users of online travel websites, reducing the value of metasearch leads to the large OTA advertisers.
As a result, trivago and other metasearch players have adjusted their marketing strategies to adapt to the new market dynamics and have experienced reductions in revenue while they have increased profitability.
trivago financial performance 2019
trivago adapted to the new market dynamics at end of the second quarter of 2018, adjusted and optimized marketing spend significantly, which led to a decline in revenue but also resulted in a significant increase in profitability year-over-year in the following four quarters. As of the third quarter of 2019, we shifted our focus again towards growth in Americas, increasing our marketing investments in that segment, reigniting growth with particular success in our branded marketing channels. In performance marketing channels, we observe a negative overall dynamic with stagnating to declining volume trends. Overall, we are happy with the progress we made in 2019, increasing our Adjusted EBITDA from €14.6 million to €70.0 million. However, we believe that the market has changed fundamentally, and hence we continue to execute our strategy as outlined below.
Strategy update 2019
Despite the challenges in the market in 2019, we believe that we are a stronger company entering 2020. Our main strategic focus has been to strengthen our collaboration with our large advertisers. We believe this opens the door to a much greater pace of innovation, benefiting not only our users but also all our advertisers. We have therefore invested significant time and effort in strengthening our relationships with our large advertisers, identifying where we can additionally meet their needs while promoting an experience on our website that we believe is optimal for our users. Key developments and achievements in 2019 have been:
•We added bid modifiers, allowing advertisers to target and optimize their spend towards their key user groups.
•We phased out the relevance assessment that adjusted cost-per-click bids based on our assessment of the quality of users' experience after clicking out to an advertiser from our website.
•We focused our brand messaging towards our core value proposition of price and comparison, emphasizing that we help consumers compare offers for accommodation from many websites.

•We accelerated the integration of alternative accommodations from multiple additional providers. We continue to build tools to make offers for different types of accommodation, including hotels and apartments, easily comparable for our users so that they can tackle this inherently more complex comparison.
•We strengthened our management team by hiring James Carter, a seasoned industry veteran who previously led the engineering teams at Google Hotel Ads.
Fourth Quarter of 2019
Our financial results for the fourth quarter 2019 were broadly in line with our expectations as we continue to see the following trends:
•Great momentum in Americas where we increased our marketing investments at broadly stable Return on Adverting Spend;
•A softer business development in Developed Europe and Rest of World; and
•Elevated volatility in our marketplace amid the introduction of bid modifiers and the phase out of the relevance assessment.
In January 2020, the Australian Federal Court issued a judgment in the Australian Competition and Consumer Commission (ACCC)’s case against us regarding our advertising and website display practices in Australia. Although parts of the court’s opinion included views that differed significantly from those of other national regulators that we have worked with, we plan to change certain of our display and advertisement practices in Australia to comply with the decision. As we expect a fine for historical non-compliance in Australia to the new guidance, the resulting increase in our legal reserves has negatively impacted net income and Adjusted EBITDA for 2019.
Our continued focus on profitability offset this impact leading to net income of €3.1 million while Adjusted EBITDA was €18.4 million or 11.8% of Total Revenue. Our full year 2019 Adjusted EBITDA was €70.0 million, at the mid-point of our guidance range of €60-80 million.
In the fourth quarter of 2019, our Total Revenue declined by 7% compared to the same period in 2018, as Referral Revenue declined 11% and 13% in Developed Europe and Rest of World, respectively, while it increased in Americas by 4%.
Outlook 2020
Looking at 2020, we do not expect the industry dynamics to change significantly. Google is likely to continue to try to increase its share of total industry profit while large OTAs are likely to continue optimizing their advertising spend and other expenses. However, we believe the positive impact on our business resulting from new entrants, such as Trip.com and AirBnB, will continue but will have a small financial impact on us in 2020.
Changing market dynamics also require changes in strategy. We as a company believe in incremental change and believe that the same approach should be true for our corporate strategy. In 2019, we made significant changes to our approach towards our advertisers, including changes in the marketplace and our brand marketing messaging. For 2020, we anticipate a recalibration of our marketing mix, improvement of our profitability in performance marketing channels and a reduction in advertiser concentration through the introduction of alternative revenue streams.
To do so, we will conduct a series of large-scale tests in the first half of 2020, allowing us to fine tune our strategy and move full steam ahead in the second half of the year. These tests may lead to a double-digit revenue decline in Developed Europe for the first and second quarter of 2020. In addition, we believe that the Wuhan coronavirus outbreak will have a negative impact on our business volumes, in particular on our ROW segment.
As it is very difficult to forecast the future development of the coronavirus outbreak, the results of our tests and even more so to predict the impact of these test results on our advertising spend in the second half or 2020, we will not provide any specific guidance at this time. However, we believe that our Adjusted EBITDA will be positive in the first half of the year, and we continue to aspire to increasing our full year Adjusted EBITDA year on year.
For the full year 2020 this will mean that we will focus on:
•Leveraging the learnings from our branded campaigns in Americas to other markets and further sharpening our brand messaging.

•Aggressively optimizing our traditional performance marketing spend to ensure that we are efficiently spending at a level that is right for us and sustainable in the long term.
•Focusing on product development to improve transparency and usability of our product while improving the value perception as a comparison site.
•Continuing to evolve our marketplace to allow advertisers to target their users better, leading to a better result both for our users and advertisers.
•Adding new revenue streams to diversify our revenue base and reduce the dependency on our top advertisers.
Forward looking statements
This letter contains certain forward-looking statements. Words, and variations of words such as "believe," "expect," "plan," "continue," "will," "should," and similar expressions are intended to identify our forward-looking statements. These forward-looking statements involve risks and uncertainties, many of which are beyond our control, and important factors that could cause actual events and results to differ materially from those in the forward-looking statements. For additional information factors that could affect our forward-looking statements, see our risk factors included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, as they may be amended from time to time, set forth in our public filings with the Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this letter, except as required by applicable law or regulation.
Non-GAAP Financial Measures
This letter contains certain non-GAAP (Generally Accepted Accounting Principles) measures that our management believes provide our shareholders with additional insights into trivago’s results of operations. The non-GAAP measures in this letter are supplemental in nature. They should not be considered in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net loss. Reconciliations of this non-GAAP financial information to trivago’s financial statements as prepared under GAAP are included in the Exhibit 99.1 to Form 6-K that accompanies this letter.

3